                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



                          SCHEDULE 13G



            Under the Securities Exchange Act of 1934

                       (Amendment No.  )*


                     MEDTOX SCIENTIFIC, INC.
                        (Name of Issuer)


                          COMMON STOCK
                 (Title of Class of Securities)


                            584977201
                         (CUSIP Number)


                        December 31, 2002
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ X ]  Rule 13d-1(b)
     [   ]  Rule 13d-1(c)
     [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        Page 1 of 6 pages

CUSIP No. 584977201              13G	Page  2  of  6  Pages



1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                   HEARTLAND ADVISORS, INC.

                   #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a)  [      ]
                                   (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                             WISCONSIN, U.S.A.

-------------------------------------------------------------------
NUMBER OF        		5.  SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY              			23,900
EACH
REPORTING        		6.  SHARED VOTING POWER
PERSON
WITH                			None

                      		7.  SOLE DISPOSITIVE POWER

                           		457,000

                      		8.  SHARED DISPOSITIVE POWER

                            		None
-------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      457,000

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ____


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.5%

12.  TYPE OF REPORTING PERSON

       IA

CUSIP No. 584977201           13G		Page  3  of  6  Pages



1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                   WILLIAM J. NASGOVITZ

	           ###-##-####


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a)  [      ]
                                   (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                             U.S.A.

-------------------------------------------------------------------
NUMBER OF        		5.  SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY                		420,000
EACH
REPORTING        		6.  SHARED VOTING POWER
PERSON
WITH                   			None

                      		7.  SOLE DISPOSITIVE POWER

                              		None

                      		8.  SHARED DISPOSITIVE POWER

                               		None
-------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      420,000

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ____


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.7%

12.  TYPE OF REPORTING PERSON

      IN

CUSIP NUMBER  584977201                          Page 4 Of 6 Pages

Item 1.
         (a) Name of Issuer:    Medtox Scientific, Inc.


         (b) Address of Issuer's Principal Executive Offices:
                     402 West County Road D
                     St. Paul, MN 55112

Item 2.
         (a) Name of Person Filing:   (1) Heartland Advisors, Inc.

               			      (2) William J. Nasgovitz

         (b) Address of Principal Business Office:
             (1)    789 North Water Street	(2)  789 North Water Street
                    Milwaukee, WI  53202             Milwaukee, WI  53202

         (c) Citizenship:  Heartland Advisors is a Wisconsin corporation.
			   William J. Nasgovitz - U.S.A

         (d) Title of Class of Securities:  Common Stock

         (e)  CUSIP Number: 584977201

Item 3. The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and principal shareholder of Heartland Advisors, Inc. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.

   	(a)  Amount beneficially owned:

     457,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by (1) Heartland Advisors, Inc. by virtue of its investment discretion and in some cases voting power over client securities, which may be revoked; and (2) William J. Nasgovitz, as a result of his position with and stock ownership of Heartland which could be deemed to confer upon him voting and/or investment power over the shares Heartland beneficially owns. Of these 457,000 shares, 420,000 shares also may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Mr. Nasgovitz as a result of his position as an officer and director of Heartland Group, Inc. which could be deemed to confer upon him voting power over the shares Heartland Group beneficially owns.


   	(b) Percent of Class:
          	9.5%


	(c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

     The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification.

         By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2003

WILLIAM J. NASGOVITZ               	HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE			By: /s/ PAUL T. BESTE
       Paul T. Beste				Paul T. Beste
       As Attorney in Fact for			Chief Operating Officer
       William J. Nasgovitz

EXHIBIT INDEX

     Exhibit 1       Joint Filing Agreement

EXHIBIT 1



                     Joint Filing Agreement


The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of Medtox Scientific, Inc. at December 31, 2002.



WILLIAM J. NASGOVITZ

By: /s/   PAUL T. BESTE
    Paul T. Beste
    As Attorney in Fact for William J. Nasgovitz





HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
     Paul T. Beste
     Chief Operating Officer